UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 16)*


                           4Kids Entertainment, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                  350865-10-1
                                 (CUSIP Number)

                            Arnold N. Bressler, Esq.
                      One Pennsylvania Plaza, 49th Floor,
                 New York, New York 10119-0165 - (212)594-5300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 1, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 350865-10-1                                                    PAGE 1

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ALFRED R. KAHN                         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   [ ]
                                                                             [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                PF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
8        SHARED VOTING POWER

                  -0-
--------------------------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

            914,000
--------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                  -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            914,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                                                                      PAGE 2
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LION HOLDINGS, INC., f/k/a TIGER ELECTRONICS INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   [ ]
                                                                             [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  ILLINOIS
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
8        SHARED VOTING POWER

                  350,000
--------------------------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

              -0-
--------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                  350,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  350,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                                                                         PAGE 3
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  RANDY O. RISSMAN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   [ ]
                                                                             [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  NOT APPLICABLE
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  1,184,000
--------------------------------------------------------------------------------
8        SHARED VOTING POWER

                  350,000
--------------------------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

              270,000
--------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                  350,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,534,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  40.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                  The initial Schedule 13D (the "Schedule 13D") of (i) Alfred R. Kahn, (ii) Lion Holdings, Inc., f/k/a Tiger Electronics Inc. and (iii) Owen Randall Rissman relating to the common stock, par value $.01 per share, issued by 4Kids Entertainment, Inc. is hereby amended by this Amendment No. 16 as follows:

Item 1.           Security and Issuer.

                  This Amendment relates to shares of the Common Stock, $.01 par value per share, of 4Kids Entertainment, Inc., a New York corporation (the "Company"). The address of the principal executive office of the Company is 1414 Avenue of the Americas, New York, New York 10019. This Amendment also constitutes Amendment No. 15 to Schedule 13D filed by Alfred R. Kahn on March 21, 1988.

Item 2.           Identity and Background.

                  (a) On April 1, 1998, Tiger Electronics, Inc. changed its name to Lion Holdings, Inc. Its business address remains the same.

Item 5.           Interest in Securities of the Issuer.

                  (a)-(b) Mr. Kahn is the beneficial owner of 914,000 shares of the Company's Common Stock. This represents 26.2% of the Company's issued and outstanding shares. As of January 2, 1998, an option to purchase 40,000 shares of the Company's Common Stock was granted to Mr. Kahn. As a result of such grant Mr. Kahn's beneficial ownership of the Company's Common Stock is comprised of
(i) currently exercisable options to acquire 540,000 shares, over which Mr. Kahn would have sole dispositive power if exercised (ii) 374,000 shares, over which he has sole dispositive power, (iii) 2,000 shares purchased by Mr. Kahn's wife,
(iv) 5,000 shares held by Mr. Kahn c/f Cassidy Kahn under UGMA/NY, and (v) 15,000 shares purchased by Mr. Kahn's three adult children to which Mr. Kahn disclaims beneficial ownership.

                  Lion Holdings, Inc., f/k/a Tiger Electronics Inc. ("Lion") is the beneficial owner of 350,000 shares of the Company's Common Stock. This represents 11.9% of the Company's issued and outstanding shares. Tiger's beneficial ownership of the Company's Common Stock is comprised of 350,000 shares, over which it has shared voting and dispositive power.

                  Mr. Randy Rissman is the beneficial owner of 1,534,000 shares of the Company's Common Stock. This represents 40.8% of the Company's issued and outstanding shares. As of January 2, 1998, an option to purchase 20,000 shares of the Company's Common Stock was granted to Mr. Rissman. As a result of such grant, Mr. Randy Rissman's beneficial ownership of the Company's Common Stock is comprised of (i) Mr. Kahn's currently exercisable options to acquire 540,000 shares, over which Mr. Randy Rissman would have the sole power to vote if exercised by Mr. Kahn pursuant to an Irrevocable Proxy dated as of March 11, 1991 (the "Irrevocable Proxy"), (ii) 350,000 shares owned by Lion, which Mr. Randy Rissman, as President of Lion, has the right to direct the voting and disposition of, (iii) 374,000 shares owned by Mr. Kahn and members of Mr. Kahn's family which Mr. Randy Rissman has the sole power to vote pursuant to the Irrevocable Proxy and (iv) currently exercisable options to acquire 270,000 shares, over which Mr. Randy Rissman would have sole voting and dispositive power if exercised.



                                                        Page 4 of    pages

Item 6.           Contracts Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  As previously reported, in February, 1991, Mr. Kahn borrowed $305,926 from Tiger to finance his purchase of 103,250 shares of the Company's Common Stock, which loan was evidenced by a collateral Promissory Note (the "Note") which bears interest at the rate of 8% per annum and was due on March 11, 1996. On July 18, 1997, Mr. Kahn and Tiger entered into a Letter Agreement extending the due date of the Note to December 31, 1997. As of April 1, 1998, Mr. Kahn and Tiger entered into a Letter Agreement further extending the due date of the Note to December 31, 1998.

                  None of Lion, Mr. Kahn, Mr. Randy Rissman and the other executive officers and directors of Lion have any contracts, arrangements, understandings, or relationships with respect to securities of the Company, other than as set forth herein or in Schedule 13D dated February 22, 1991, Amendment No. 1 thereto dated March 12, 1991, Amendment No. 7 thereto dated July 16, 1992 and Amendment No. 10 thereto dated April 4, 1994.

Item 7.           Exhibit 14

                  Letter Agreement between Tiger and Alfred R. Kahn, dated as of April 1, 1998, extending due date of Note.

                                   SIGNATURES

                  After reasonable inquiry, and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                                   /s/
                                                   ----------------------------
                                                         Alfred R. Kahn


                                                  /s/
                                                  -----------------------------
                                                        Randy O. Rissman


                                                  LION HOLDINGS, INC., formerly
                                                  TIGER ELECTRONICS INC.


                                                  By /s/
                                                     --------------------------
                                                         Randy O. Rissman
                                                            President


Dated: May 12, 1998


                                                        Page 5 of    pages